SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For February 1 to February 29, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 12 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: Wipro Spectramind, the Largest Outsourcing Provider in India, Continues to Install NICE Solutions to Support its Expanding Contact Center Business. Dated February 17, 2004.
  Press Release: NICE Systems Selected for Digital Surveillance System Upgrade Project At Dallas/Fort Worth International Airport. Dated February 25, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: March 2, 2004

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Wipro Spectramind, the Largest Outsourcing Provider in India, Continues to Install NICE Solutions to Support its Expanding Contact Center Business

Ra`anana, Israel, February 17, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that Wipro Spectramind, the largest third-party offshore business process outsourcing provider in India, has further extended its existing three-year relationship with NICE through Indian partner, Tata Telecom, a leading converged communications solutions provider for enterprises.

Wipro Spectramind is now deploying NICE Quality Management solutions inside new contact centers with a combined seating total of over 2000 agents being built in response to the ongoing global demand for its services.  To support this business and the ongoing contact center outsourcing demand in India, NICE has opened an office in Bangalore, India providing sales and support services specifically for the Indian market.

As probably the most widely visible aspect of the overall outsourcing phenomenon, contact center outsourcing is a primary area of business activity for modern-day India.  With more and more important companies from America and Western Europe moving their contact centers offshore, Wipro Spectramind is at the forefront of this lucrative and ever-expanding sector, and operates under intense scrutiny from existing and potential customers and the global media alike.

It was reported last month on the CBS news magazine show, "60 Minutes," that moving contact centers offshore to India can reduce costs by up to 50% for US companies.  Such savings are obviously rendered meaningless if accompanied by any simultaneous reduction in service standards.  "The customer service provided by our agents must be of the highest quality as we deal around the clock with the valuable end-users of our clients," said Sunil Rawal, vice president, quality, for Wipro Sprectramind.  "Agent training, therefore, is of vital importance to our organization, and the solutions that NICE has been already providing us with for a number of years are an integral part of the technology upon which our success is based."

NICE offers outsourcers such as Wipro Spectramind tools that deliver training and quality while simultaneously generating revenue as part of the ever-extending range of services that outsourcers are able to provide to their customers.  Among these offerings, for example, are; web-based applications that enable the outsourcers' clients to enter the system and remotely monitor the level of quality, reporting services to send clients regular scheduled reports, and automated surveys delivering customer feedback information.

"Working together with our well-established partner in India, Tata Telecom, we are happy to deliver the benefits of our technological skill and innovation to such an important player in the rapid-growth arena of contact center outsourcing as Wipro Spectramind," said Doron Ben Sira, president of NICE APAC. "With the number of agents within the Indian contact center outsourcing market expected to climb at an annual rate of 19% through 2007*, this is a key area upon which we will continue to remain focused in the future."

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"Opening up an office in India is a demonstration of our commitment and belief that the trend towards business process outsourcing in India continues to grow," Ben Sira added.  "After 5 years of continued presence in the sub-continent, the office will bring added benefits to our customers in India with better service and support from NICE.

About Wipro Spectramind

Wipro Spectramind is India's largest third party provider of BPO services with a wide range of processes in production (both voice and non-voice based). It is a full spectrum service provider offering end-to-end solutions to organizations across a wide range of industries. Wipro Spectramind has offices in India and in the US. It has two state-of-the-art production facilities in New Delhi and Mumbai with a combined capacity that can accommodate over 5000 people.

Wipro Spectramind is a subsidiary of Wipro Limited (NYSE:WIT), world's first P CMM Level 5 and SEI CMM Level 5 certified IT Services Company that provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

For more details please visit our websites at www.spectramind.com, www.wipro.com, www.wiprocorporate.com and www.wipro.co.in.

About Tata Telecom

Tata Telecom Limited is a leading enterprise converged communication solutions provider in India. It`s offerings range from converged voice, data and video networks to contact center solutions to unified messaging solutions, and customer services. It is a dominant player in the contact center market. In order to provide best-in-class converged communications products and solutions, Tata Telecom has partnered global technology leaders---Polycom, the world`s leading video-conferencing solutions provider; NICE Systems, the Israel-based customer experience management specialist and LG, a leading global player in EPABX and KTS products. The company has strategic alliances with systems integrators such as IBM, HP, Netsol and Servion. Tata Telecom is an equal joint venture between the US-based Avaya Inc, a leading global provider of communications solutions and services, and India`s Tata Group. For more information about Tata Telecom, visit its Web site at http://www.tatatelecom.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

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NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

* Source: "Indian Contact Center Outsourcing, Surviving the Shakeout." Datamonitor, 2003

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Scenario Replay, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

 For more information on NICE contact:

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Systems Selected for Digital Surveillance System Upgrade Project At Dallas/Fort Worth International Airport

DFW's new system synchronizes more than 400 cameras for enhanced security

Ra`anana, Israel, February 25, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, has been selected to provide a digital surveillance system as part of extensive technology and security upgrades at Dallas/Fort Worth International Airport (DFW). DFW, the world's third busiest airport serving nearly 54 million passengers, has received a $104 million commitment by the Transportation Security Administration (TSA) to support security upgrades earmarked for DFW's four -- soon to be five-- terminals.  The new technology surveillance system will greatly enhance DFW's ability to monitor all key entrances to terminals as well as the giant airport's perimeter, while greatly reducing the chances of a terminal evacuation. DFW anticipates having the expanded system in operation by June 2004.

"Ultimately we are saving our tenant airlines money and our passengers unnecessary delays by greatly eliminating the possibility of terminal evacuation, and of course the upgraded security capabilities are essential to future growth," said William Flowers, vice president of IT at DFW. "Our new system will record and digitize video from hundreds of locations 24 hours a day, seven days a week."

Critically, the new cameras will cover all fire exit doors at DFW which are essential airport portals that can accidentally cause a security problem if a passenger attempts to exit in a non-emergency. New cameras will also be installed in a number of areas on the public and secure sides of the terminals, and will be part of the final security construction of International Terminal D, scheduled to open in 2005.

The NiceVision® Digital Video and Audio Recording solution meets the airports' safety requirements. without affecting the ultimate goal of efficiently moving large numbers of passengers. Under today's pressure for heightened security, the system's high video quality and wide range of storage options are critical features as are its ability to monitor, record and analyze data from several hundred cameras simultaneously.  NiceVision's open architecture platform is also important, providing a safe and easy-to-manage operating environment by easily integrating with supplementary security and communication systems.

Another decisive factor for DFW was the low total cost of ownership (TCO) of the project.  "The best way to avoid mistakes in the execution of new technology is to consider the total cost of ownership," said Flowers. "In today's aviation industry, airports must budget tightly. NICE provided a thorough cost analysis that not only outlined the price of the system, but detailed a solid baseline to estimate the entire cost of the project, even after installation."

"A significant reason for our success with large projects like the DFW upgrade is that we give our customers the features and capabilities they need to meet growing security challenges in a pro-active, intelligent manner", said Jacob Fox, vice president and general manager for NiceVision, The Americas.  "Integrated technology innovations, like IP networking, offer our customers choice, scalability and good performance."

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The new digitized surveillance system also allows DFW to not only record real time video of hundreds of locations, but gives the Airport the capability to archive and preserve images for security or safety investigations. Secure Net of Carrolton, Texas will begin upgrading the CCTV system immediately.

About DFW International Airport

Located halfway between the cities of Dallas and Fort Worth, Texas, DFW International Airport is the world`s third busiest, serving 54 million passengers a year. Offering nearly 2,000 flights daily, DFW Airport provides nonstop service to 135 domestic and 32 international destinations worldwide. For the latest news, real-time flight information, parking availability or further details regarding the many services provided at DFW International Airport log on to www.dfwairport.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

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For more information on NICE, contact:

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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